UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

________________

Taro Pharmaceutical Industries Ltd.

(Name of Subject Company)

Templeton Asset Management Ltd.

(Name of Person(s) Filing Statement)

Ordinary Shares, NIS 0.0001 par value per share

(Title of Classes of Securities)

M8737E108

(CUSIP Number of Classes of Securities)

_______________________________

Maria Gray

Secretary

Franklin Resources, Inc.

One Franklin Parkway

San Mateo, CA 94403-1906

(650) 312-3000

Copy to:

Martin Nussbaum, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

_______________________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications

On Behalf of the Person(s) Filing)

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company is Taro Pharmaceutical Industries Ltd. (the “Issuer”). The principal executive office of the Issuer is located at 14 Hakitor Street, Haifa Bay 26110, Israel and the Issuer’s telephone number is (914) 345-9001.

This Statement on Schedule 14D-9 (together with the exhibit hereto, the “Schedule 14D-9”) relates to the ordinary shares, NIS 0.0001 par value per share, of the Issuer (the “Ordinary Shares”). Based on information reported by the Issuer as of June 7, 2007 in its Proxy Statement filed on Form 6-K on June 11, 2007 and reflecting the issuance of an additional 3,000,000 Ordinary Shares, there are 39,453,118 Ordinary Shares outstanding.

Item 2.	Identity and Background of Filing Person.

This Schedule 14D-9 is being filed by Templeton Asset Management Ltd. (the “Filing Person”). The business address of the Filing Person is Temasek Boulevard 7, Suntec Tower One #38-3, Singapore 038987 and the business telephone number of the Filing Person is (650) 312-3000.

This Schedule 14D-9 relates to a tender offer (the “Offer”) by Alkaloida Chemical Company Exclusive Group Ltd. (the “Purchaser”), a Hungarian company and a subsidiary of Sun Pharmaceutical Industries Ltd. an Indian company, to purchase all outstanding Ordinary Shares of the Issuer, at a purchase price of $7.75 per Ordinary Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 30, 2008 and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO filed by the Purchaser on June 30, 2008 (the “Schedule TO”). According to the Schedule TO, the address of the Purchaser is Kabay János u. 29, H-4440 Tiszavasari, The Republic of Hungary.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

As of the date hereof, there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Filing Person and its affiliates and (i) the Issuer, its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates.

Item 4.	The Solicitation or Recommendation.

Item 4 of Amendment No. 12 to Schedule 13D filed by the Filing Person and certain other parties on December 28, 2007 (other than the first two paragraphs and the last paragraph thereof) is incorporated herein by reference.

On July 10, 2008, the Filing Person issued a press release (the “Press Release”) setting forth the reasons for its determination not to tender its Ordinary Shares in the Offer. The Press Release is included as Exhibit (a)(5)(i) to this Schedule 14D-9 and incorporated herein by reference. The Filing Person is filing this Schedule 14D-9 in the event that disclosure of such determination could be deemed a recommendation for purposes of Rule 14d-9 under the Securities Exchange Act of 1934, as amended.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

As of the date hereof, none of the Filing Person, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, to the knowledge of the Filing Person, no transactions in the Ordinary Shares have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Filing Person or by any of its executive officers, directors, affiliates or subsidiaries.

•	The purchase on June 19, 2008 by Franklin Resources, Inc. (“FRI”) of 1,000 Ordinary Shares for $9.00 per share.
•	The purchase on June 18, 2008 by FRI of 2,540 Ordinary Shares for $9.00 per share.
•	The purchase on June 13, 2008 by FRI of 4,000 Ordinary Shares for $9.00 per share.
•	The purchase on June 10, 2008 by FRI of 400 Ordinary Shares for $8.75 per share.
•	The purchase on May 28, 2008 by FRI of 1,590 Ordinary Shares for $8.45 per share.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Not applicable.

Item 8.	Additional Information.

None.

Item 9.	Exhibits.

The following exhibits are filed as part of this report.

(a)(5)(i)	Press Release dated July 10, 2008

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEMPLETON ASSET MANAGEMENT LTD.

By: /s/ DENNIS LIM CHONG BOON

Dennis Lim Chong Boon

Director

Dated: July 10, 2008

Exhibit (a)(5)(i)

FROM:	Templeton Asset Management Ltd.

Corporate Communications: Matt Walsh (650) 312-2245

franklintempleton.com

For Immediate Release

Templeton Asset Management Rejects Sun Pharmaceutical’s

Tender Offer For Taro Pharmaceutical

San Mateo, CA, July 10, 2008 – Templeton Asset Management Ltd. (“Templeton Emerging Markets Team”) today rejected Sun Pharmaceutical's (“Sun”) tender offer for Taro Pharmaceutical (“Taro”) shares. Mark Mobius, executive chairman of Templeton Asset Management, said, "The offer is not acceptable to us as we strongly believe that it undervalues Taro Pharmaceutical."

Mobius pointed out that in the view of the Templeton Emerging Markets Team, Sun's offer does not reflect current value, since the terms of the offer were communicated and determined over 12 months ago. "In the meantime, Taro reported a strong operational turnaround and a sharp improvement of its earnings, as well as its balance sheet situation, which now continue to show momentum well into 2008." He pointed out that in Taro’s statement of June 19, 2008, the company said that there had been a "dramatic financial turnaround" with net income of approximately USD 21.1 million in 2007. Taro had also underlined the high value of its new product pipeline. Mobius also said that in reaching this conclusion the Templeton Emerging Markets Team reviewed the recent fairness opinion of Merrill Lynch (May 28, 2008) which described the offer as "financially inadequate, from a financial point of view."

Mobius commented, "As we have expressed on multiple occasions, we believe USD7.75 substantially undervalues the shares."

Mobius went on to indicate that in making its decision, the Templeton Emerging Markets Team also reviewed the analyses and recommendation of independent advisory services. He noted that both Glass Lewis and RiskMetrics Group recommended shareholders to reject the merger agreement over 12 months ago. Glass Lewis stated that "... we believe that investors are left unable to determine whether the transaction is financially fair...we can not in good faith support a transaction that is not accompanied by current financials and/or a detailed fairness opinion". RiskMetrics Group expressed other concerns and concluded that "... we recommend shareholders to vote against the merger....it is imperative that the major shareholders be allowed an opportunity to negotiate a deal that will maximize value for all shareholders". Mobius said, "Since the terms of the tender offer are the same as those of the merger reported on by those firms, we believed that the analyses were relevant to our decision.”

Mobius added, "In making our decision, we considered the recent shareholder dispute between Taro and Sun. That suit also suggests that Sun appears to have had access to some non-public information regarding the Irish operations which puts us, as ordinary shareholders, in an unequal and disadvantaged position. We are very concerned about the rather obscure nature of the dispute with regard to the Irish operating unit."

"We strongly support the Taro Board’s plan to re-list Taro shares on NASDAQ and to release the fully audited financial reports for the past years to finally grant all shareholders their right of reviewing the company's results,” said Mobius. “Only then can we have the information necessary to make a decision and obtain a fair price for our shares. We expect further upside revision as a result of much improved liquidity of the shares, as well as better transparency of the company."

Templeton Asset Management Ltd. is a wholly owned subsidiary of Franklin Resources, Inc. [NYSE:BEN], a global investment management organization operating as Franklin Templeton Investments. Franklin Templeton Investments provides global and domestic investment management solutions managed by its Franklin, Templeton, Mutual Series, Fiduciary Trust, Darby and Bissett investment teams.  The San Mateo, CA-based company has more than 60 years of investment experience and over $580 billion in assets under management as of June 30, 2008.  For more information, please call 1-800/DIAL BEN® or visit franklintempleton.com.

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